

January 11, 2012

<u>Via E-mail</u>

William Adams IV
President
Nuveen Diversified Commodity Fund
333 West Wacker Drive
Chicago, IL 60606

> **Re:** **Nuveen Long/Short Commodity Total Return Fund**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 21, 2011**
> **File No. 333-174764**

Dear Mr. Adams:

We have reviewed Amendment No. 3 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 of our letter dated November 22, 2011. Please note that we will continue to monitor for your response to comments 6, 7, 9, and 21 of our letter dated July 5, 2011.

Gresham Performance Record, page 55

2.   We note your revised disclosure regarding the agreed-upon procedures performed by the Liccar firm on the performance capsules and rates of return tables for TAP PLUS and TAP. Your disclosure includes a statement that Gresham remains solely responsible for the information. We also note that you have named Liccar as an expert and included a consent from the firm. Please tell us why you believe it is appropriate to "expertise" the Liccar firm and include its consent in light of the fact that you have not attributed the information to the third party firm. For reference, see Question 141.02 in the Securities Act Sections of the Compliance and Disclosure Interpretations.

3.   Your disclosure also states that the scope of the procedures was limited in nature and that investors should not place undue reliance on the procedures performed by Liccar or the existence of the Liccar report. In light of this and the fact that Gresham is solely responsible for the performance information, we note that disclosure of the procedures performed and reference to the Liccar report may be confusing to investors. Please remove the disclosure or advise us further.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Craig Walker, Esq. (*via e-mail*)